SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
(Name of Filing Persons (Offeror))
Options and Stock Appreciation Rights to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Underlying Common Stock)
Gary N. Jacobs, Esq.
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Telephone: (702) 693-7120
Copy to:
Janet S. McCloud
Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP
10250 Constellation Boulevard, 19th Floor
Los Angeles, California 90067
Telephone: (310) 556-3000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation *	Amount of filing fee**
$25,947,668	$1,019.74

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options and stock appreciation rights that are eligible to participate in this offer will be exchanged. These options and stock appreciation rights have an aggregate value of $25,947,668 as of September 4, 2008, calculated based on a modified Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” of the offer to exchange, dated September 8, 2008, attached hereto as Exhibit A(1)(i) is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and issuer is MGM MIRAGE, a Delaware corporation. The address of MGM MIRAGE’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 693-7120.
     (b) As of September 4, 2008, outstanding options to purchase shares of MGM MIRAGE common stock, $.01 par value per share, and stock appreciation rights, which are settled in shares of common stock, granted under the MGM MIRAGE 2005 Omnibus Incentive Plan totaled 27,717,804, and 1,192,883 shares of common stock were available for future award grants. Of those awards, options and SARs covering 4,747,000 shares constituted eligible awards (i.e., subject securities) under the exchange program. The information set forth in the “Summary Term Sheet—How the Exchange Program Works” and Section 2—“Eligible Awards; Expiration Date” of the offer to exchange is incorporated herein by reference.
     (c) The information set forth in Section 8—“Price Range of Common Stock Underlying Eligible Awards” of the offer to exchange is incorporated herein by reference. No trading market exists for options or SARs granted under the MGM MIRAGE 2005 Omnibus Incentive Plan.
Item 3. Identity and Background of Filing Persons.
     (a) MGM MIRAGE is both the filing person and the subject company. MGM MIRAGE’s business address and telephone number are set forth in Item 2(a) above and incorporated herein by reference. Information set forth in Section 11— “Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MGM” of the offer to exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the “Summary Term Sheet,” Section 1—“Eligibility,” Section 2—“Eligible Awards; Expiration Date,” Section 3—“Procedures for Tendering Eligible Awards,” Section 4—“Purpose of the Offer,” Section 5—“Withdrawal Rights,” Section 6—“Acceptance of Eligible Awards for Exchange; Issuance of RSUs,” Section 7—“Conditions of the Offer,” Section 9 — “Source and Amount of Consideration; Terms of RSUs,” Section 12—“Status of Eligible Awards Acquired by Us in the Offer; Accounting Consequences of the Offer,” Section 13 — “Legal Matters; Regulatory Approvals,” Section 14—“United States Federal Income Tax Consequences,” Section 15—“Extension of the Offer; Termination; Amendment,” Section 19—“Miscellaneous” and Annex A of the offer to exchange is incorporated herein by reference.
     (b) The information set forth in the “Summary Term Sheet—How the Exchange Program Works” and Section 11—“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Any Securities of MGM MIRAGE” of the offer to exchange is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in Section 11 —“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MGM MIRAGE” of the offer to exchange is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a)-(c) The information set forth in the “Summary Term Sheet” and Section 3 — “Purpose of the Offer,” Section 6 —“Acceptance of Eligible Awards for Exchange; Issuance of RSUs,” Section 12 — “Status of Eligible Awards; Accounting Consequences of the Offer” and Section 17—“Additional Information” of the offer to exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
     (a)-(b), (d) The information set forth in the “Summary Term Sheet,” Section 7 — “Conditions of the Offer,” Section 9—“Source and Amount of Funds”; Terms of the RSUs” and Section 16 — “Fees and Expenses” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a)-(b) The information set forth in Section 11—“Interests of Directors and Executive Officers of MGM MIRAGE; Transactions and Arrangements Concerning Any Securities of MGM MIRAGE” and Appendix B of the offer to exchange is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     Not applicable.
Item 10. Financial Statements.
     The information set forth in Item 8 of MGM MIRAGE’s Annual Report on Form 10-K for the year ended December 31, 2007; Part 1, Item 1 of MGM MIRAGE'S Quarterly Report on Form 10-Q for the six months ended June 30, 2008; Section 10—“Information Concerning MGM MIRAGE; Summary Financial Information” and Section 17 — “Additional Information” is incorporated herein by reference.
Item 11. Additional Information.
     The information set forth in Section 11—“Interests of Directors and Executive Officers of MGM MIRAGE; Transactions and Arrangements Concerning Any Securities of MGM MIRAGE” and in Section 13—“Legal Matters; Regulatory Approvals” of the offer to exchange is incorporated herein by reference.
Item 12. Exhibits.
     The information set forth on the Exhibit Index is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2008

MGM MIRAGE, a Delaware corporation
By:	/s/ John McManus
	Name:	John McManus
	Title:	Senior Vice President, Assistant General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated September 8, 2008.

(a)(1)(ii)	Form of Election Form.

(a)(1)(iii)	Cover Letter to MGM MIRAGE Eligible Employees Announcing the Exchange Program.

(d)(1)	MGM MIRAGE 2005 Omnibus Incentive Plan, filed as Exhibit 10 to MGM MIRAGE’s Registration Statement on Form S-8 filed with the SEC on May 12, 2005 and incorporated herein by reference.

(d)(2)	MGM MIRAGE 1997 Non-Qualified Stock Option Plan amended and restated February 2, 2004 filed as Exhibit 10.1 to the MGM MIRAGE Quarterly Report on Form 10-Q for the six months period ended June 30, 2004 and incorporated herein by reference.

(d)(3)	Employment Agreement by and between MGM MIRAGE and Daniel D’Arrigo, dated September 10, 2007, filed as Exhibit 10 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on December 7, 2007 and incorporated herein by reference.

(d)(4)	Employment Agreement by and between MGM MIRAGE and J. Terrence Lanni, dated September 16, 2005, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d)(5)	Employment Agreement by and between MGM MIRAGE and Aldo Manzini, dated March 1, 2007, filed as Exhibit 10.3(20) to the 10-K and incorporated herein by reference.

(d)(6)	Employment Agreement by and between MGM MIRAGE and James J. Murren, dated September 16, 2005, filed as Exhibit 10.4 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d)(7)	Employment Agreement by and between MGM MIRAGE and Gary N. Jacobs, dated September 16, 2005, filed as Exhibit 10.5 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d) (8)	Employment Agreement by and between MGM MIRAGE and Robert H. Baldwin, dated September 16, 2005, filed as Exhibit 10.2 to MGM MIRAGE’s Current Report on Form 8-K filed with the SEC on September 22, 2005 and incorporated herein by reference.

(d)(9)	Deferred Compensation Plan II, dated as of December 30, 2004, filed as Exhibit 10.2 to MGM MIRAGE’s Current Report on Form 8-K, filed with the SEC on January 10, 2005 and incorporated herein by reference.

(d)(10)	Supplemental Executive Retirement Plan II, dated as of December 30, 2004, filed as Exhibit 10.1 to MGM MIRAGE’s Current Report on Form 8-K, filed with the SEC on January 10, 2005 and incorporated herein by reference.

(d)(11)	Amendment to Deferred Compensation Plan II, dated as of December 21, 2005, filed as Exhibit 10.3(9) to MGM MIRAGE’s Annual Report on Form 10-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

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